POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

October 25, 2006

April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

      Re:       Caspian Services, Inc.
                    Form 10-KSB for the Fiscal Year Ended September 30, 2005
                    Filed January 12, 2006
                    File No.: 000-33215

Dear Ms. Sifford:

        At the request of the management of Caspian Services, Inc., (the “Company”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated September 26, 2006. Following are the responses to your comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Front Cover

1.

We note that the aggregate market value of your voting stock held as of December 1, 2005, by non-affiliates based on the price at which shares sold on that date was approximately $84 million. Please advise how you are eligible to be included in the small business disclosure system. Refer to Item 10 of Regulation S-B for additional guidance.

        Subparagraph (a)(2)(iii) of Item 10 of Regulation S-B sets forth when a reporting issuers must exit the Small Business Disclosure System. Item 10(a)(2)(iii) provides:

                                   POULTON & YORDAN     TELEPHONE: 801-355-1341
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                         SALT LAKE CITY, UTAH 84101     POST@POULTON-YORDAN.COM

Ms. April Sifford
October 25, 2006

iii. Once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. For example, if a company exceeds the revenue limit for two consecutive years, it will no longer be considered a small business. However, if it exceeds the revenue limit in one year and the next year exceeds the public float limit, but not the revenue limit, it will still be considered a small business.

        The Company has been a small business issuer since 1999. In no fiscal year from 1999 to 2005 had the Company earned revenue in excess of $25 million. Similarly, in no fiscal year prior to the year ended September 30, 2005 had the Company’s public float exceeded $25 million.

        As you point out, in the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2005 the Company reported that the aggregate market value of its voting stock held by non-affiliates was $84 million. As provided in Item 10(a)(2)(iii), however, an issuer is not required to exit the Small Business Disclosure System until its public float has exceeded $25 million for two consecutive fiscal years. As reported in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 the aggregate market value of the Company’s voting stock held by non-affiliates as of April 4, 2005, was $19.5 million. Thus the aggregate market value of the Company’s voting stock held by non-affiliates has not exceed $25 million for two consecutive years, making the Company eligible to continue to report under the Small Business Disclosure System until such time as its public float exceeds $25 million for two consecutive years.

        Based on a review of the Company’s shareholder list and the market price of the Company’s shares as of its fiscal year that concluded on September 30, 2006, it appears the aggregate market value of the Company’s voting stock held by non-affiliates will exceed $25 million for a second consecutive year. Therefore, the Company will file its Annual Report for the fiscal year ended September 30, 2006 on Form 10-KSB, (which will be the final report it is eligible to file under the Small Business Disclosure System) and will begin reporting under Regulation S-K beginning with its quarterly report for the quarter ended December 31, 2006, (the first fiscal quarter of its new fiscal year.)

Controls and Procedures, page 32

2.

It appears to us that you designed your disclosure controls and procedures to provide reasonable assurance that the controls and procedures will meet their objectives. Please confirm to us that our understanding is correct. If it is, revise your conclusion to state that your disclosure controls and procedures are effective at the reasonable assurance level. If our understanding is not correct, then remove the third paragraph under Item 8A. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www/sec.gov/rules/final/33-8238.htm for additional guidance.

Ms. April Sifford
October 25, 2006

        Your understanding is correct that the Company has designed its disclosure controls and procedures to provide reasonable assurance that the controls and procedures will meet their objectives. The Company proposes the following revision to the first paragraph of Item 8A. to disclose that management’s conclusion that the disclosure controls and procedures are effective at the reasonable assurance level.

“The Company’s principal executive officers and our principal financial officer (the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Such officers have concluded (based upon their evaluations of these controls and procedures as of the end of the period covered by this report) that the Company’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by it in this report is accumulated and communicated to management, including the Certifying Officers as appropriate, to allow timely decisions regarding required disclosure.”

3.

Revise the second paragraph under Item 8A. to disclose whether there have been any changes in your internal controls over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section II.F.3 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www/sec.gov/rules/final/33-8238.htm for additional guidance.

The Company proposes the following revision to the second paragraph of Item 8A:

“The Certifying Officers have also indicated that there were no changes in the Company’s internal control overfinancial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonablylikely to materially affect, our internal control over financial reporting.”

Consolidated Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Ms. April Sifford
October 25, 2006

4.

We note that you recognize certain service revenues on a percentage of completion basis. Please provide us with a thorough analysis of why you believe this method is appropriate for your long-term contracts, as we believe SOP 81-1 should not be applied to contracts that are outside its scope. Revenue should be recognized as the services are performed and should not result in using costs incurred as basis for recognizing revenue. We would generally expect that service contract revenue be based on an output measure of performance. In your response, please identify all the types of services for which you use the percentage of completion method of revenue recognition, the typical contact term, the type of fee arrangements (e.g., fixed or variable), and provide us the dollar amount of revenue recognized under this method for your fiscal periods presented. Refer to Section II.F.2 of our Current Accounting Disclosure Issues in the Office of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/acctdis120102.pdf for additional guidance.

        The financial statements in 10-KSB for the fiscal year ended September 30, 2005 includes Note 1, in which the “Revenue Recognition” section, includes the following (with italics added):

“Geophysical service revenue is recognized when services are rendered and collectibility is reasonably assured. Certain revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided. Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price contracts lasting longer than one year is recognized over the contract term based on the percentage of the cost of services provided during the period compared to the total estimated cost of services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimated.”

        Two of the Company’s subsidiaries (Kazmorgeophysika, and TatArka) provide seismic related services to the Company’s customers. One subsidiary generally provides these services offshore while the other subsidiary generally performs work onshore. The contracts generally refer to a specific geographical area and relate to a specific time frame in which the requested services are to be performed. Services provided to a customer and billed, are the actual services performed for the period and represent the percentage of services provided in accordance with the specific contract. In essence, the revenue is recognized on an output measure of performance. The specific inference to “percentage of completion” revenue recognition in Note 1 to the financial statements will be corrected in future filings and make reference, rather, to recognizing revenues as the services are provided in accordance with the specific contract terms, with is basically time and materials. Direct costs are charged to each contract as incurred along with an allocated amount of indirect costs for the specific period of service.

Ms. April Sifford
October 25, 2006

        The Company’s prior financial statements do not include revenues accounted for on a “percentage of completion” method similar to a construction type contract. Revenues have been accounted for as mentioned above.

        Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours, POUTLON & YORDAN Richard T. Ludlow Attorney at Law